UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION  STATEMENT UNDER SECTION 14(d)(4)

OF THE  SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Citizens First Corporation

(Name of Subject Company)

Citizens First Corporation

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

17462Q107

(CUSIP Number of Class of Securities)

M. Todd Kanipe

President and Chief Executive Officer

Citizens First Corporation

1065 Ashley Street, Suite 200

Bowling Green, Kentucky 42103

Telephone: (270) 393-0700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Caryn F. Price

Cynthia W. Young

Rick G. Alsip

Wyatt, Tarrant & Combs, LLP

500 W. Jefferson Street, Suite 2800

Louisville, Kentucky 40202

Telephone: (502) 589-5235

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2009 (as amended and supplemented from time to time, the “Statement”) by Citizens First Corporation, a Kentucky corporation (the “Company”), relating to the unsolicited tender offer by Porter Bancorp, Inc., a Kentucky corporation (“Porter”), to acquire all of the issued and outstanding common stock, no par value of the Company, in exchange for $9.00, payable in cash, Porter common stock or a combination of cash and Porter common stock, upon the terms and subject to the conditions set forth in Porter’s Preliminary Prospectus/Tender Offer to Exchange dated October 23, 2009 (with any amendment or supplements thereto, the “Exchange Tender Offer”), and the related Letter of Transmittal (together with the Exchange Tender Offer and any amendments or supplements thereto, the “Tender Offer”).  Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

“Item 4. The Solicitation or Recommendation” is hereby amended by restating the second paragraph under the heading “Background of the Offer and Reasons for Recommendation - Reasons for Recommendation” in its entirety as follows:

The following are the material reasons for the Board’s decision to recommend that the Company’s stockholders reject the Tender Offer and not tender their Company Common Shares in the Tender Offer:

“Item 4. The Solicitation or Recommendation” is hereby further amended by restating the paragraph under the heading “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation—The Tender Offer is financially inadequate”  in its entirety as follows:

The Board believes that the Tender Offer does not fully reflect the intrinsic value of the Company. On November 5, 2009, Commerce Street rendered its opinion to the Board of Directors of the Company, subsequently confirmed in writing, that, as of November 5, 2009 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Company Common Shares pursuant to the Tender Offer was inadequate from a financial point of view to such holders (other than Porter and its affiliates).  Chartwell, the Company’s other financial advisor, also orally expressed its support of and agreement with Commerce Street’s opinion.  Commerce Street’s analysis included a review of the current valuation of the Company based on values of comparable publicly traded companies, adjusted for a control premium, the current valuation of the Company based on discounted cash flows, and the current valuation of the Company based on the values of acquisition transactions involving similar companies.  Commerce Street determined that a valuation of the Company taking into consideration the value of acquisitions of other companies of similar asset size and quality is consistent with the purpose of the Tender Offer and was appropriate in the current circumstances inasmuch as other valuation methods would require arbitrary discounts and/or premiums for control and marketability.  Commerce Street concluded that the current fair value of the Company, based on the price paid for comparable companies in 2009, is higher than the Tender Offer.  Commerce Street also noted the following:

•                                          Porter opportunistically timed its approach to take advantage of the fact that the Company’s stock was trading at near five-year lows;

•                                          The current trading price of the Company’s Common Shares reflects current macroeconomic conditions which have had a significant adverse impact on the market for financial institutions, especially community banking organizations;

•                                          The “premium” cited by Porter is based on a stock price that is not representative of the value of the Company and is not sufficient to compensate the Company’s stockholders for the intrinsic value of the Company;

•                                          The Tender Offer is at a price that was less than both the tangible book value and book value of Company Common Shares at September 30, 2009; and

•                                          The true value of Porter Common Shares, which is being offered as a form of consideration to the Company’s stockholders, is unknown.

The full text of the written opinion of Commerce Street, dated November 5, 2009, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B.  Commerce Street provided its opinion, and Chartwell provided its supporting advice, for the information and assistance of the Board in connection with its consideration of the Tender Offer.  Neither the Commerce Street opinion nor the advice of Chartwell is a recommendation as to whether or not any holder of Company Common Shares should tender their shares in connection with the Tender Offer.  After considering the factors set forth herein, including the opinion of Commerce Street and advice of Chartwell, the Board has unanimously concluded that the Tender Offer is financially inadequate.

ITEM 9.    EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description
(a)(3)	Frequently Asked Questions delivered to the Company’s employees

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CITIZENS FIRST CORPORATION

By	/s/ M. TODD KANIPE

Name:	M. Todd Kanipe
Title:	President and Chief Executive Officer

Dated: November 20, 2009